1875 K Street, NW
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

VIA EDGAR

October 5, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust
(Securities Act File No. 333-92935;
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 593

Ladies and Gentlemen:

On behalf of the iShares Trust (the “Trust”), we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”), and the Investment Company Act of 1940, Post-Effective Amendment No. 593 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new fund to the Trust:

iShares 2019 S&P AMT-Free Municipal Series (the “Fund”).

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P AMT-Free Municipal Series 2019 Index (the “Underlying Index”). The Underlying Index measures the performance of investment-grade U.S. municipal bonds maturing in 2019. As of August 1, 2011, there were 911 issues in the Underlying Index.

(2)	Changes from Recent Filings

The Fund has a fixed termination date and will wind up and distribute its net assets to its shareholders on or about August 31, 2019. The Amendment contains descriptions of the termination period and applicable provisions of the Fund’s trust instrument and the wind-up process that are specific to the Fund. The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark) and risk factors are specific to the Fund. The portfolio managers are specific to the Fund.

NEW YORK     WASHINGTON     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 521 filed pursuant to Rule 485(a)(2) relating to iShares Floating Rate Note Fund.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 521, filed pursuant to Rule 485(a) on April 11, 2011, relating to the iShares Floating Rate Note Fund. The disclosures applicable to the Fund and the Trust included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other matters under the headings identified below.

In the Prospectus:

“Introduction,” “Portfolio Holdings Information,” “Management - Investment Adviser,” “Management - Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information - Buying and Selling Shares,” “Shareholder Information - Book Entry,” “Shareholder Information - Share Prices,” “Shareholder Information – Determination of Net Asset Value,” “Shareholder Information - Dividends and Distributions,” “Shareholder Information - Taxes,” “Shareholder Information - Taxes on Distribution,” “Shareholder Information - Taxes When Shares Are Sold,” “Shareholder Information - Creations and Redemptions,” “Shareholder Information - Householding,” and “Distribution.”

In the Statement of Additional Information:

“Proxy Voting,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services - Investment Adviser,” “Investment Advisory, Administrative and Distribution Services - Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services - Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Additional Information Concerning the Trust - Termination of the Trust or the Fund,” “Additional Information Concerning the Trust - DTC as Securities Depository for Shares of the Fund,” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Andrew Josef, Esq.
Katherine Drury
Michael Gung
Joel Whipple

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).